Independent Auditors' Consent


The Shareholders of
FBR Asset Investment Corporation:

We consent to the use of our report dated January 29, 2003, with respect to the consolidated statements of financial condition of FBR Asset Investment Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, incorporated by reference herein and to the reference to our firm under the heading "Experts" in the registration statement on Form S-8 of Friedman, Billings, Ramsey Group, Inc. for the FBR Stock and Annual Incentive Plan, the FBR Asset Investment Corporation Stock Incentive Plan and the Non-Employee Director Stock Option Plan.



/s/ KPMG LLP
McLean, VA
April 9, 2003